

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Leilei Wang
Chief Executive Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re:** **KongZhong Corporation**
> **Form 20-F**
> **Filed June 4, 2010**
> **File No. 000-50826**

Dear Mr. Want:

We have reviewed your response letter dated December 20, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 15. Controls and Procedures, page 106

1. We note your response to comment 7 from our letter dated December 20, 1010 and have the following comments.

What is the background of the people involved in your financial reporting?

It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, ie. your Chief Financial Officer, Vice President of Finance, U.S. GAAP Reporting Manager, Internal Audit Director and Internal Audit Manager appear to have very limited U.S. GAAP experience. It is unclear from your response whether any of those individuals attended U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP or whether any individuals hold professional designations such as Certified Public Accountant in the U.S. Please advise. Additionally:

    i. With regard to your CFO, please describe in greater detail the external trainings he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, explain in detail how your CFO is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to financial reporting and the effectiveness of your internal control over financial reporting with most of his experience being primarily obtained while preparing your financial statements or the financial statements of other registrants domiciled in the PRC.

    ii. With regard to your Vice President of Finance and U.S. GAAP Reporting Manager, please describe in greater detail the external training they each had on U.S. GAAP and SEC rules and regulations including the U.S GAAP nature of the training and the duration of such training. Further, please provide us with more specific details of each of their relevant audit experience obtained from their years at KPMG in Beijing including the nature of those engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP.

    iii. With regard to your Internal Audit Director and Internal Audit Manager, please describe in greater detail the external accounting training that each has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, please provide us with more specific details of the audit experience the Internal Audit Manager obtained from three years at Deloitte in Beijing including the nature of those engagements and her specific scope of audit work on those engagements as it relates to U.S. GAAP.

Please note that we believe that information or trainings provided over the internet do not provide the relevant education and ongoing training necessary for individuals with the specific background of your CFO and others, as you have explained in your response, to prepare financial statements in accordance with U.S. GAAP.

You may contact Dean Suehiro, accountant, at (202) 551-3384 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director